EXHIBIT 99.1

TOP Ships Inc. Announces Filing of 2016 Annual Report on Form 20-F

ATHENS, Greece, March 15, 2017 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS) (“Top Ships” or the “Company”), an international owner and operator of modern, fuel efficient “ECO” MR tanker vessels focusing on the transportation of petroleum products, announced today that its annual report on Form 20-F for the year ended December 31, 2016 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission (the “Commission”). The Annual Report may be accessed through the Company’s website, www.topships.org, or on the website of the Commission, www.sec.gov.

Shareholders may also request a hard copy of the Annual Report, which includes the Company’s complete 2016 audited financial statements, free of charge by contacting the Company at the address below.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.  For more information about TOP Ships Inc., visit its website: www.topships.org.  The information contained on the Company’s website does not constitute a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
1, Vassilissis Sofias Str. &
Meg. Alexandrou Str.
151 24, Maroussi, Greece
Tel: +30 210 812 8180
Email: atsirikos@topships.org